# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 732105952
Title of class of securities: 732105952
Address of issuer's principal executive offices: ASSAR GABRIELSSONS VAG 9, GOTEBORG, Sweden (V7), 405 31
Date of event which requires filing of this statement: 02/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000700880

## Reporting persons
- STANDARD CHARTERED BANK: type of reporting person: bank (BK), non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 10,341,261; sole dispositive power 0; shared dispositive power 10,341,261; aggregate amount beneficially owned 10,341,261 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: ASSAR GABRIELSSONS VAG 9, GOTEBORG, SWEDEN, 405 31

## Item 2. Person Filing
Name of person filing: Standard Chartered Bank HK and Standard Chartered Bank PLC
Address of principal business office or, if none, residence: The address of the principal business office of the Bank is Standard Chartered Bank Building, 4-4A Des Voeux Road, Central, Hong Kong The address of the principal business office of the Parent is 1 Basinghall Avenue, London, United Kingdom EC2V 5DD
Citizenship:
The place of organization of the Bank is Hong Kong.
The place of organization of the Parent is the United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,341,261
Percent of class: 9.14%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,341,261
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,341,261

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STANDARD CHARTERED BANK: Scott Corrigan, Group General Counsel and Company Secretary (02/12/2026)